Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On April 22, 2009, NRG Energy, Inc. presented the following materials to RiskMetrics Group.

Exelon Offer: Low Value, High Risk RiskMetrics Group Meeting April 22, 2009

Safe Harbor Statement Important Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. ("NRG"). NRG filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the "SEC") on April 2, 2009 in connection with its 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). Prior to the 2009 Annual Meeting, NRG will furnish a definitive proxy statement to its stockholders, together with a WHITE proxy card. INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of NRG's preliminary proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC's website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540. Safe Harbor Disclosure Certain statements contained herein may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as "will," "expect," "estimate," "anticipate," "forecast," "plan," "believe" and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally. NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. The foregoing review of factors that could cause NRG's actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG's future results included in NRG's filings with the Securities and Exchange Commission at www.sec.gov. Statements made in connection with exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act.

Agenda I. Overview NRG in Power Industry NRG History EXC Offer Represents a Discount, Not a Premium Reasons to Reject EXC Offer II. Valuation NRG - Analysis of Exelon Offer Inadequate Price Inadequate Relative Value III. Strategic Rationale Unexplained Combination Risk One-Sided Transaction Risk IV. Process Review of Events Key Valuation Considerations NRG Fundamental Strengths Key Takeaways

NRG: The center of the power industry value chain. Platts' 2007 Recipient of Energy Company and Industry Leader of the Year: "NRG is a true global pioneer, and the judges were impressed by NRG's breadth of endeavor; its management excellence, coupled with incisive strategy and an unparalleled sense of corporate responsibility...NRG Energy has transformed itself into a powerhouse" Listed: NYSE (NRG) Market Cap.: ~$5 billion Employees: ~3,200 Generating Assets: ~23,000 MW, primarily in four domestic regions The Utility Business and the Competitive Power Generation Business may look similar, but they require very different skill sets I. Overview- NRG in the Context of Power Industry (Exelon, etc.) (NRG, etc.)

I. Overview– NRG Board of Directors: Independent, Qualified, & Committed to NRG Stockholders

Composition of NRG Board of Directors

- **Independence**: Most members selected by the creditors' committee during our bankruptcy proceeding (2003); No Director has prior relationship with CEO
- **Separation from Management**: Chairman and CEO are separate positions
- **Complementary Experience and Qualifications**: Depth in power industry, financial matters, key commodities, regulatory and environmental affairs, core markets and prior roles in executive management and Board functions

5-Year Track Record of NRG Execution and Outperformance(1)



Share Price
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
12/03 – 3/04 Emergence from bankruptcy with new management with focus on prudent balance sheet management and portfolio maximization
3-05 Launched FORNRG initiative achieving ~$250M in pre-tax income in 3 yrs
10-05 Texas Genco acquisition announcement
12-05 West Coast Power acquisition announcement
6-06 Launched Repowering initiative
11-06 Texas Hedge Reset
3-08: NRG forms partnership with Toshiba ($300M to NRG)
9-07: Filed COLA for STP 3&4 (1st in 30 years)
2-09: Announced record full year results (2008)
Global Financial Crisis
Dec-03
Feb-04
Apr-04
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09

(1) Data reflects NRG trading period from 12/2/2003 through 4/17/2009

A five-year track record of stockholder value creation and returns, before broad market dislocation swamped the energy sector

4

I. Overview- NRG vs EXC Relative Stock Price Performance Relative Price Performance(1) Over the same five year period, on a relative value basis, NRG has outperformed EXC 1) Data includes trading period from 12/2/2003 through 4/17/2009; 2) 5 year average reflects period 12/2/2003 through 10/17/2008 (last trading day prior to EXC's unsolicited offer); 3) Hybrid average includes EXC, PEG, CEG, ETR, FPL, PPL, AYE; 4) Merchant average includes RRI, MIR, DYN, CPN (Note: CPN began trading 1/16/08; and MIR began trading 1/11/06)

1-Day Premium 4-Week Premium I. Overview- Exchange Ratio Represents a Discount, Not a Premium Exelon's approach to NRG occurred at close to a 2-year low trading ratio; the proposed exchange ratio is at a discount to the average historical trading ratio and is well below the premiums offered in precedent all stock deals Source: FactSet. Average = 0.501x High = 0.614x Low = 0.320x At-Market on 10/17 = 0.355x EXC Proposal = 0.485x 2-Year NRG / EXC Trading Ratio (Daily) (1) All stock deals since 9/15/2008, per RiskMetrics Group report, "Agrium (AGU) "Vote No" for CF Industries (CF)," dated 4/12/09. (2) Based on Exelon and NRG's pre offer share prices as of 10/17/2008; (3) Based on Exelon's current share price (4/17/2009) and NRG's pre offer share price (10/17/2008); (4) Based on Exelon's pre offer share price (10/17/2008) and NRG's share price 4 weeks prior to the offer (9/19/2008); (5) Based on Exelon's current share price (4/17/2009) and NRG's share price 4 weeks prior to the offer (9/19/2008). (1) (4) (5) (1) (2) (3)

Exelon's proposed exchange offer does not adequately compensate NRG stockholders for value contributed or risk assumed I. Overview - Valuation, Strategic Rationale and Process - Exelon's Offer is Bad on Every Count Exelon offer is at a low EBITDA multiple and below average premium particularly given strength of NRG's forward contracted positions Exelon offer values NRG assets at an extreme discount to replacement cost Exelon offer takes NRG's intrinsic growth upside for free Inadequate Price Price Valuation Sharply dilutive to free cash flow for NRG stockholders Does not provide NRG stockholders a equitable share of the combined entity based on cash generated Trades political/economic exposure to Texas for massive new regulated exposure to Illinois and Pennsylvania, both slow to no growth markets Inadequate Relative Value Value Exelon has not put forth a commercial operations business plan for this massive portfolio, nor the significant collateral and liquidity implications Exelon's negative free cash flows, debt reduction goals, dividends, and pension and other obligations, likely lead to significant rounds of equity issuances to stave off ratings downgrade, thereby further diluting NRG stockholders Exelon has been silent on any plan to reap the value of NRG's growth initiatives Unexplained Combination Risk Combination Strategic Rationale Exelon transaction introduces ongoing risk with no mitigation plan nor compensation to NRG stockholders Exelon offer is heavily conditioned with no protections (collars, breakup fees, etc.) for NRG stockholders Exelon has a poor M&A track record in M&A both in terms of unsuccessful completion of announced deals and value destruction in completed deals One-Sided Transaction Risk Transaction Offer and Nominees Bring No Value Proxy Exelon's offer is more inadequate today than at initial launch Exelon's offer underwhelms from price, strategic rationale and transaction risks Exelon has not made a persuasive case that a Board change is warranted, given NRG's execution and outperformance Process

II. Valuation- Inadequate Price Under the terms of offer, EXC will get NRG Texas assets at a discount and then the rest of the NRG portfolio for FREE -- Exelon's Presentation at the Credit Suisse Conference dated February 2, 2009

Exelon's offer at historical valuation low point II. Valuation- Exelon Offer Severely Undervalues NRG's Fundamental Value 12/31/2006 6/30/2007 12/31/2007 6/30/2008 12/31/2008 Exelon Offer NRG 7.35 9.43 9.15 9.06 6.12 5.86 Exelon Offer North 45.9 46.9 45 Historical EV / EBITDA Multiples(1),(2) Historical EV / KW Value(2),(3) (1) NRG's EV / 1-year forward EBITDA multiple (2) Exelon offer calculation based on 3/31/09 EXC closing price ($45.39) times exchange ratio of 0.485 (3) NRG's EV / $/KW of North American and International name plate capacity 12/31/2006 6/30/2007 12/31/2007 6/30/2008 12/31/2008 Exelon Offer NRG 624 840 835 808 556 533 Exelon Offer North 45.9 46.9 45 Note: NRG Enterprise Value calculated using NRG's 3Q06, 1Q07, 3Q07, 1Q08, 3Q08 10Q filings and the 2008 10K to calculate the Exelon offer EV/EBITDA is widely used as a benchmark valuation metric within the competitive power generation industry As an asset-based company in power sector, measuring Company's value by way of replacement cost is a common value "sanity check"

Reflects change in value of exchange offer since 10/17/08 NRG Other Growth Projects and International Assets (4) (1) Offer pricing date of 10/17/2008. Current pricing date of 4/17/09. NRG diluted share count 275M. $3000+/kw sourced from Exelon presentation dated February 2, 2009 (2) Replacement cost for assets other than Texas baseload based on independent consultant (Ventyx) (3) Based on Toshiba's $150 million commitment for STP 3 and 4 for 12% interest in NINA (4) Future nuclear development, to which Toshiba has committed an additional $150 million, is implied in NRG other Growth Projects and International $33.05 / Share Value not reflected in Exelon's offer: More than 18,860 MW plus all development for FREE (3) EXC valued NRG's Texas Baseload at $3,000+ / kw(1) Blended $630 / kW (2) Blended $840 / kW (2) Blended $340 / kW (2) $800 / KW (3) 10/17/08 offer: EXC exchange offer (0.485x) STP 3&4 $26.43 / Share (1) 4/17/09 offer value: EXC exchange offer (0.485x) $22.38 / Share (1) $9.1 B $7.3 B $6.2 B In a capital-intensive, cyclical commodity industry not faced with immediate obsolescence, asset values in power sector typically revert towards replacement costs II. Valuation- Exelon Offer Represents Substantial Discount to NRG's Replacement Cost Value

Note: all numbers exclude collateral movements and include discontinued operations II. Valuation- Commercial Hedging is Key to Consistent Financial Performance 2005 2006 2007 2008 2009E Adjusted EBITDA 731 1502 2279 2291 2200 FCF 347 679 1377 1614 1212 Liquidity 758 2227 2715 3364 Demonstrated sustainability of earnings and cash flow warrants a "real" premium as NRG, unlike most of its immediate competitors, is both highly liquid and well- hedged through the projected downturn period NRG EBITDA and FCF in millions NRG Liquidity and Cash2 in millions Baseload Hedge Position1 1 Portfolio as of 01/29/2009; 2009 values reflect positions from February 09 through December 09 Opportunistic hedging locks in significant baseload (nuclear and coal) volumes and prices through 2013 Converts market volatility to consistent and sustainable cash flows Near term protected from recessional impacts, while long term position to benefit from market recovery in out years Recession Resistant - Record year in 2008 for EBITDA and cash flow in worst economic market in decades- only IPP to exceed guidance in 2008 2005 2006 2007 2008 2009E Liquidity 758 2227 2715 3364 2200 Cash 570 839 1161 1510 1212 Liquidity 758 2227 2715 3364 2 Excluding 1st Lien Program

II. Valuation– Key Commodity is Natural Gas

… And rig count is a good "leading indicator" for future natural gas prices



U.S. Gas Rig Count
NG 12-month fwd strip price $/mmbtu Gas Rig Count
1,800
1,600
1,400
1,200
1,000
800
600
400
200
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Sept 1994
- Rig count dropped 33% over 8 months
- Forward prices dropped 20% and stabilized after 4 months, with gas price recovery within 7 months
Sept 1998
- Rig count dropped 36% over 9 months
- Forward prices dropped 10% and stabilized after 4 months, with gas price recovery within 7 months
July 2001
- Rig count dropped 45% over 9 months
- Forward prices dropped 33% and stabilized after 7 months, with gas price recovery within 8 months
Apr 2009
-Rig count has dropped 54% so far
-We believe it will continue to drop further
Source: Bloomberg

Decreased energy prices and closed capital markets constrain power generation and natural gas E&P investments

+

Increased environmental capital requirements and regulatory uncertainty stalls new and existing generation (retrofitting)

=

Recovery in gas prices & slowdown in new build drive increased value and higher profitability for existing capacity

Since natural gas sets price of electricity most often in Texas, when natural gas prices recover, the market with the most upside is Texas

12

II. Valuation- Inadequate Relative Value "We think Exelon is getting a good deal at this exchange ratio. Heck, by Exelon's own admission, the deal should create $1-3B of long-term value for EXC stockholders." -- Wachovia Equity Research, October 21, 2008

NRG Classic ForNRG West Texas Genco acquisition Texas hedge reset Repowering 2008 514 714 726 1810 2269 activity 514 200 12 1084 459 30 2291 negative activity While NRG controls its own destiny, we view Exelon's strategy for growth as heavily dependent on regulatory and legislative fiat II. Valuation- NRG Has Charted a Clear Path to Future Growth 2004 NRG Classic 1 2008 Current NRG NRG Growth Path! 1) NRG Classic EBITDA excludes Long Beach Repowering, West Coast Power and FORNRG 1.0. 2) Reference slide 34 2009 Guidance FORNRG 2.0 Repowering NINA Reliant Retail + 2100 2410 2591 2991 activity 2200 300 300 400 300 2009 $ in millions Reliant Retail $2,200 $ in millions 1.0 Texas Hedge Reset $2,291 Texas Genco West Coast Power 2.0 The 5-Year Path to 2008 EBITDA Exelon Growth Path? 2009 EBITDA and Beyond Enactment and implementation of federal carbon legislation If? When? Windfall? Pennsylvania PPA roll-off scheduled for 2011; ComEd roll- off in 2013 Subject to regulatory "claw back" on generation assets Acquisitions2 - Track record is poor; No successes in current "buyers" market Failed in the past at regulated utility mergers and merchant generation integration Nuclear uprates - 350 MW by 2013 Not meaningful driver Utility T&D capital investment Regulated returns

Even with the so-called share price "premium" offered by Exelon, NRG stockholders would be contributing an average 30% of recurring free cash flows to the combined company for only 17% ownership Source: Sell-side research FCF defined as Cash from Operations less maintenance CapEx but excluding environmental and growth CapEx, dividends, and share repurchases; not intended as guidance of expected results II. Valuation- NRG Would Bring Significant FCF to Combined Company NRG stockholders should not be denied their equitable share of FCF, not to mention control premium or compensation for risks Implied Fair Exchange Ratio Percent Contribution of Recurring FCF(1), (2) 2012 2011 2010 2009 2008 East 27 27 30 34 31 West 73 73 70 66 69 Exelon Exchange Offer of 0.485 = Implied Ownership of 17% 34% 30% 66% 70% 1.233x 0.897x 2009E 2012E 27% 27% 2010E 2011E 73% 73% 1.041x 0.902x 1.062x 2008E 31% 69%

$3.04 2010E FCF Per Share EXC Standalone EXC Combination Pro Forma Accretion NRG Standalone EXC Combination Pro Forma Dilution - 49% + 33% Note: As of 11/10/08(1), (2) Note: As of 11/10/08(1), (2) II. Valuation- Cash Accretion for EXC = Cash Dilution for NRG The Exelon proposal may be good for Exelon shareholders but is very unfavorable to NRG shareholders Source: Exelon 11/10/08 EEI Presentation page 6; not intended as a guidance of expected results; subsequent to presentation, analysts lowered estimates following EXC analyst conference Does not assume refinancing any of NRG debt Incremental FCF accretion to Exelon and dilution to NRG due to higher cash flows at NRG associated with accelerated NOL utilization as presented by NRG on 2-12-09 $4.03 +39%(3) $3.82 $1.95 -53%(3) ($1.87) +$0.99 Impact to NRG Stockholders Impact to Exelon Stockholders

II. Valuation- NRG's Assets are Located in More Attractive Power Markets than Exelon's Businesses NRG shareholders are best leveraged to benefit from Texas power market recovery as compared to other markets Supply stack in NRG and EXC Regions Gas sets the marginal price of power most often in Texas (~90% vs 25% in PJM), providing NRG greater margins, as opposed to EXC's PJM and MISO markets ERCOT has already achieved significant wind penetration and nears RPS target levels. PJM RPS impact "to be determined" while opportunity for renewables to significantly penetrate Midwest could lead to significant downward price and heat rate pressure. Coincident indices of TX indicate much stronger conditions relative to the Midwest. Manufacturing output in TX is also higher and more stable. Takeaways ERCOT: 95% gas on margin Approaching RPS requirements Wind penetration PJM: 25% gas on margin Low wind/renewable penetration Gas sets marginal price Source: Energy Information Agency and Energy Velocity NRG LA NY Other NRG 0.64 0.16 0.1 0.1 LA 0.16 0 NY 0.1 0 IL 0 0.63 PA 0 0.29 NJ 0 0.07 Other 0.1 0.01 TX 64% LA 16% NY 10% PA 29% NJ 8% IL 61% Other 2% Generation by State (2008) Other 10% NRG EXC Note: wind derated to 10% of nameplate capacity Macroeconomic Performance $/MWh

III. Strategic Rationale- Combination Risk "While each company currently generates free cash flow, maintenance of the ratings will require the combination to meet a financial guidance range that offsets the higher business profile risk. Exelon's stand-alone financial profile reflects aggressive financial policies." -- Standard & Poor's press release, April 17, 2009

III. Strategic Rationale - Exelon: Caught in a Rating Agency Vicious Cycle Exelon seeks to maintain an investment grade rating primarily for the benefit of its utility business, not for the benefit of its much larger competitive power generation business Issue Equity (to maintain standalone credit rating) Exelon BBB/Baa2 Pay Down Debt and Increased Dividend Burden Exelon/NRG Proforma Rating ? Pension & OPEB and CAPEX Funding "There haven't been any formal conversations with the ratings agencies on what we require to do to make the liquidity metrics or the metrics overall...There are many scenarios that you can put together including some type of equity issuance." -C. Crane, Exelon COO March 10, 2009 Exelon's initial liquidity appears satisfactory for a large hybrid utility Exelon's post-combination liquidity appears woefully inadequate for the massive competitive power generation company it would become if it acquired NRG Issue Equity and/or sell greater portion of assets (to achieve proforma combination rating) Negative Synergies and Cash Flows Stand-alone Risks -weak markets -lower contracted position - lower commodity prices

III. Strategic Rationale- Commercial Hedging and Collateral Uncertainty Ratable 5-Year Hedge Strategy: Applying any hedging strategy to the combined company's portfolio requires a well thought out and robust collateral support structure Ratable 3-Year Hedge Strategy: Exelon has not provided their planned hedging and collateral management strategy for the combined portfolio Illustrative example - Assumptions: Combined Base Load Generation of 200 TWhrs | Hedge Price - Average NYMEX Henry Hub Gas Prices during the hedging period * Heat Rate 8.0 mmbtu/MWhr | Collateral calculation as of June 30, 2008 Mitigate market risk on earnings and cash flows for 5-6 year period Mitigate market risk on earnings and cash flows for 2-3 year period Collateral required of $15 billion Collateral required of $10 billion Collateral requirements for the combined company will be measured in the billions during periods of high prices and volatility Exelon's existing collateral structure and strategy is grossly undersized to handle hedging needs of the combined portfolio Source: NRG estimates and market data Source: NRG estimates, market data, and EXC Conference Call on March 15, 2009 NRG views these as significant risks:

III. Strategic Rationale- Combination Risks- Liquidity Facilities (1) EXC reflects cash balance as of 12/31/08 from 10K and revolver/LC liquidity figures reflect Exelon Generation and Corporate disclosed at EXC' s Exelon's liquidity primarily relies on Bank-provided lines and counterparty credit limits- both of which carry rating agency risk and we believe lack the necessary scale to support a sustainable long-term hedging strategy for the combined company Liquidity 12/31/2008 in millions Liquidity (1) 12/31/2008 Pro Forma Combined Company Exelon has not detailed its liquidity management strategy (5) (4) Analyst Conference dated 3/10/09. (2) Excludes funds deposited by counterparties. (3) See appendix for additional detail. (4) NRG equivalent two notch downgrade would result in $27 million incremental collateral. (5) EXC SEC filings

Pre-Tax Run Rate Synergies Year 2 + Annual Cash Impact to Combined Company in millions Note: Estimated synergies are midpoint of Exelon's range of $180 - $300mm per year; with one half of synergies realized in Year One, all synergies realized by Year Two Transaction Costs, refinancing interest rate of 10% and costs to implement synergies derived from Exelon estimates disclosed in their EEI presentation of 11/11/08. Assumption that additional interest costs apply to $4.7B of refinanced notes and $2.4B of Term B Loans using 4/17/09 3M LIBOR Pre-Tax Synergy Estimate Year 1 Cash Impact to Combined Company in millions $240 ($302) ($62) $120 ($654) ($100) ($302) ($936) III. Strategic Rationale- Synergies, as Estimated by EXC, Would be Offset by Transaction Costs Assuming Exelon eventually obtains the financing needed to close the transaction, higher interest rates and transaction costs more than offset projected G&A synergies Projected Synergies Additional Interest Net Pre-Tax Synergies Projected Synergies Transaction Cost Cost to Implement Additional Interest Net Pre-Tax Synergies

YE 2007 Q1 2008 Q2 2008 Q3 2008 YE 2008 Q1 2009 NRG 247 245 252 225 262 EXC OPEB 2494 2470 2477 2472 6366 III. Strategic Rationale- Unfunded Pension and OPEB Has Created a Significant Issue for Exelon, but Not for NRG - S&P 500 Given further market deterioration, EXC Pension liabilities likely have increased Post-exchange offer, Exelon has lost significant equity value to increased pension and OPEB liabilities, while NRG's exposure remains minimal In millions Source: Exelon's SEC filings and 3/10/09 Investor Day Conference Post-exchange offer, pension and OPEB liabilities increased significantly, to the detriment of all equity holders Exelon offer (10/20/08) Lost Exelon Equity Value YE 2005 Q1 2008 Q2 2008 Q3 2008 YE 2008 Q1 2009 S&P 500 1468 1322 1280 1166 903 797 Pension 777 721 694 654 4111 EXC Pension

(1) From Exelon's SEC filings and Investor Day Conference Presentation dated 3/10/09 (2) Includes one-time costs; See slide 22 (3) See slide 22 (4) NRG cash dividend represents preferred dividends paid; Adjustment reflects NRG adjusted share count assuming 275 diluted shares converting at the current exchange offer of 0.485 less add back of NRG preferred dividends (5) Excludes Reliant Retail ....which Exelon would drain for debt reductions triggered by higher-cost financing, transaction costs and to satisfy rating agencies III. Strategic Rationale- NRG Generates Positive Cash Flows...

III. Strategic Rationale–The S&P Risk Factor and the Probability for Equity Issuance: What it Means for NRG Stockholders

FFO / debt (1)



Exelon target range: 25 - 30%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
-
23%
20%
22%
26%
23%
25%
25%
23%
25%
2010
2011
2012
Exelon standalone
Pro forma (no equity issuance)
Pro forma ($15bn equity issuance)

(1) Assumptions on synergies, transaction costs and refinancing interest rate as per slide 22. No asset sales and no use of cash on balance sheet to fund transaction.

Impact of an Exelon Equity Issuance on Exchange Offer

	NRG Ownership	Exchange Ratio	Value Implications for NRG stockholders
Exelon's Offer on 10/17	16.9%	0.485x	
Effective Offer(2) Adjusted for Scenario of:			
$1.0B Exelon Equity Issuance	16.4%	0.469x	3.3%
$2.0B Exelon Equity Issuance	16.0%	0.454x	6.5%

(2) 10/17 Exchange Ratio Equivalent is equal to the exchange ratio that would give NRG the same ownership % of the combined company without an equity issuance.

2011 FFO Sensitivities

Exelon assumed 2011 Henry Hub gas price in November 2008 of $8.15(1) and current NYMEX 2011 forward price of $6.82(2)



Change in 2011 Henry Hub Gas Price / Effective 2011 Henry Hub Gas Price ($/mmBtu)
$1 Decrease / $7.15
$2 Decrease / $6.15
$3 Decrease / $5.15
Change in FFO in 2011 ($ mm)(3)
($238)
(88)
($325)
($476)
(177)
($651)
($714)
(265)
($976)
Implied Equity Need to Maintain Target FFO / Debt(4)
$1.0 bn
$2.1 bn
$3.1 bn
EXC Impact
NRG Impact

(1) Source: Exelon 2008 EEI Presentation.
(2) Source: Bloomberg, data as of 4/15/09.
(3) EXC gas sensitivity based on 4/15/09 presentation. NRG gas sensitivity based on 2/12/09 presentation. Tax rate of 39% assumed.
(4) Assumes proforma FFO/Debt level in November 2008 of 25% for EXC+NRG – low end of EXC's target range. Analysis done to solve for same target FFO/Debt level after adjusting for the reduced FFO. Assumes interest expense on reduced debt of 10% and tax rate of 39%.

Not only will Exelon equity issue erode already inadequate value being offered to NRG stockholders, but how will Exelon stockholders react if Exelon announces the most massive secondary offering of equity in the history of the American utility industry?

25

III. Strategic Rationale- Under Exelon's Plan, Debtholders and Rating Agencies Would be the Priority Exelon's plan denies NRG stockholders the benefit of NRG cash and dilutes EXC's own equityholders in what likely will be a very challenging effort to placate rating agencies given their perception of sector risk Exelon's stated plan to sustain investment- grade ratings will require NRG cash, asset sales and potential equity issuance(1) ... "Committed to returning Exelon Generation's senior unsecured debt to strong investment grade within the next 3 years" "Pay down debt plan will include: NRG balance sheet cash, asset sale proceeds, free cash flow" "We may have to sell a somewhat larger part [asset sales], or whether we have to issue either common equity or some sort of convertible preferred" (1) From Exelon presentation at EEI 11/11/08, page 14, and Exelon Investor Conference Presentation, 3/10/09 ? After Exelon has used all NRG cash to pay down debt, fund common stock dividends and its pension obligations: Little, if any, capital will remain for NRG's growth opportunities ....Will result in starving NRG of capital for growth and diluting NRG stockholders Meaning Equity issuance will further dilute NRG stockholder ownership and FCF profile ? ? Asset sales in the worst possible environment since the Great Depression will yield suboptimal proceeds ? Will Exelon dividend need to be cut to reduce cash burden

III. Strategic Rationale- View on Washington Landscape for Implementation of Energy Policies: EXC vs. NRG Waxman-Markey generally tracks USCAP Blueprint To achieve passage, legislation will need to accommodate coal state legislators Impact on NRG will depend on success with RepoweringNRG Climate Change Federal RES + transmission has momentum -- more than climate change legislation itself in Senate Significant potential impact on Midwest base load coal & nuclear earnings due to low current renewable penetration(1) Much less impact in Texas due to already high level of renewables and transmission Federal RES Designed to incent tomorrow's energy infrastructure, not yesterday's Wind, solar, CCS, biomass, smart grid NRG has initiatives for key technologies and pending applications for stimulus support Stimulus Pending in House and Senate Law signed and being implemented Beginning process in House (1) Credit Suisse Equity Research "Adventures in Power Market Transformation (?)", December 22, 2008 Policy drivers align with strategic new opportunities for growth Advantage NRG (Significant) Advantage NRG (Significant) Advantage Exelon (Moderate?) NRG is using its resources to develop the projects and invest in the technologies that will underpin the businesses that climate change and sustainability will create

III. Strategic Rationale– Carbon Debate of Auction vs. Allocation – An Emerging Center

NRG

One Year Ago	Today
▪ Obama .... 100% auction	▪ Committed to work with business to find "middle way" (BRT, 3/12/09)
▪ Waxman .... 100% auction ▪ Markey .... 100% auction ▪ Boucher .... 100% allocation	▪ Signed letter with Dingell lauding USCAP Blueprint and stating joint intent to use allocations to make their bill work(1)
▪ EEI .... Unable to agree	▪ "Net compliance costs" for merchant coal, ample share to LDCs
▪ Exelon .... 100% to load ▪ NRDC .... 100% auction ▪ USCAP .... Unable to agree ▪ NRG : "net compliance costs" for merchant coal, ample share to LDCs, large amount to fund clean tech	▪ "Net compliance costs" for merchant coal, ample share to LDCs, large amount to fund clean tech.
▪ Labor .... No position	▪ IBEW, UWL call for "net compliance costs" for merchant coal
▪ Not enough votes for climate bill	▪ Key votes are from Blue Dogs and moderated Dems from coal states

(1)"Objectives can be achieved if we are smart about overall program design and the allocation of tradeable emission allowances"

28

III. Strategic Rationale– Case in Point for Nuclear Development: The NRG Way Versus the Exelon Way

NRG

"Big is only helpful, if you harness it. Otherwise it's just big."

-- The new CEO of GM, Frederick Henderson, commenting on the challenges ahead for his company (The Wall Street Journal, 4/1/09)

Risk	NRG STP 3&4	EXC Victoria	Comments
EPC Contract	✓	×	• STP has negotiated and signed a fixed price EPC contract that is substantially similar or better than traditional high quality fossil EPC contracts
Previous Construction History	✓	×	• ABWR has been built four times on time and on budget in Japan • Toshiba, STP 3&4's EPC contractor, has been involved in the majority of the ABWR construction in Japan • Quantities are known and modularization techniques have been employed effectively
Previous Operating History	✓	×	• ABWR has 12 years of operating history in Japan • ABWR has an exceptional track record with high capacity factors when adjusted for U.S. regulatory standards
Multiple Funding Sources	✓	×	• NINA's partnering strategy creates the potential for loans from Japan • Victoria would not have access to these funds with Exelon as the sole owner
Certified Design	✓	×	• ABWR previously certified in 1997; ESBWR not yet certified
Aligned Vendors/Providers	✓	×	• Toshiba is the prime EPC contractor and part owner of NINA, which ensures that Toshiba is highly motivated to see the project be successful
Technology	ABWR	ESBWR ✗	• ESBWR may make sense if developing in a regulated market, but it does not now, nor did it ever, make sense in a merchant market

Outcome: STP 3&4 in final selection process for DOE loan guarantee; Victoria Project not chosen after two years pursuing ESBWR; Exelon switches Victoria Project to ABWR

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III. Strategic Rationale - Exelon Lacks the Right Approach to Nuclear Development A smaller balance sheet has not hindered NRG from developing larger projects, with less risk, and in a more cost-effective manner than Exelon For the same economic result... Exelon's strategy puts 5 times more of the firm's capital at risk... (1) From slide 8 of NRG Energy's Path to Nuclear Development Leadership presentation December 12, 2008, reflecting overnight and owner costs (2) Assumptions based on NRG project ranking in top 5 in both 1st and 2nd round DOE screens while EXC is believed to be near bottom 14 applications (3) NRG DOE loan guarantee estimated at 30-year Treasury + 12.5 bps as of April 17, 2009. Exelon cost of debt reflects 10-year Treasury + 600 bps Nuclear Development: NRG's Optimal Model vs. EXC's Traditional Model ....not to mention a higher cost of debt for EXC

III. Strategic Rationale- Transaction Risk "Since regulatory approvals will take through at least 2009, this would cause an undefined, potentially crippling situation if NRG as a standalone were forced to refinance the debt before Exelon could complete the merger." -- Simmons & Company, March 27, 2009

III. Strategic Rationale- Risk Summary: Exelon Adds Risk Across the Board 2009 - 2010 2010 - 2011 Distraction Retention and recruiting Economic waste Opportunity cost of missed partnerships and acquisitions Financing Rating Agencies Regulatory Approvals Integration Management Experience Ratings Downgrade Risk Regulatory "Claw back" risk Normal Business Risk Operating risk Commodity risk Financial risk The proposed transaction presents near-term implementation and additional ongoing business risks, for which EXC has disclosed no mitigation plan and has provided no compensation to NRG stockholders Contest Risk Implementation Risk Combination Risk Ongoing All Actively Managed and Largely Mitigated Normal Business Risk Ongoing Recessionary impact on IL and PA Nuclear operating and decommissioning risk Political/ Regulatory risk ^

III. Strategic Rationale- Exelon's Highly Conditional Offer Gives It a Call Option on NRG Shares... for Free Exelon proposal, if it succeeds at all, could take 12 months or more to consummate During that time, without any consequences including financial obligations (i.e. breakup fees, change of control put), Exelon has no obligation to complete the transaction NRG stockholders would be giving up their shares at a bargain at precisely the time that market conditions are likely to be improving and/or other M&A opportunities may be developing Financing Conditions* Outs* Approvals None Minimum Tender Section 203 Competition Regulatory Approval Registration Statement Preferred Stock NYSE Listing Litigation Due Diligence Diminution of Benefits Material Adverse Effect Material Change Rating Agencies DOJ FERC NRC California New York Pennsylvania Texas Massachusetts EXC Stockholders No compensation to NRG stockholders for the free call option, while bearing the brunt of the transaction risk Highly Conditional Offer Amounts to a Free Option on NRG... .... That Can Be Called When Market Recovery Makes NRG Most Valuable *All explicitly exist for the sole benefit of Exelon All conditions denoted in orange could be "satisfied" by EXC

III. Strategic Rationale– NRG M&A Value Creation vs. EXC M&A Value Dilution

NRG

✓ **By choosing the right path of M&A - a well-planned, transparent, detailed approach leads to successful timely transactions that are cash-flow and earnings-accretive to all parties**

✗ **Other approaches can lead to unsuccessful results that are time-consuming and costly to stockholders of both entities**

NRG Proven Record for Value Creation

Transaction	Time to Close from Announcement	Estimated Annual EBITDA Contribution at Announcement	Actual vs. Expected Results
Texas Genco	5 months	$1.1 Billion	Exceeded
West Coast Power	3 months	$13 million	Exceeded
Reliant Retail	~3 months	$150 - $200 million	Closing in Q209

Exelon Track Record for Value Dilution

Transaction[1]	Time to Close from Announcement	Financial Impact
Illinois Power	Failed after ~2 months	Related one-time costs not disclosed
Sithe Energies/ Sithe New England	Series of transactional steps over the course of 5 years to acquire 100%	$1.2 billion in impairments recorded in 2003; one-time transaction costs not disclosed
PSEG	Failed after 2 years	$130 million merger-related costs

[1] Sources include EXC press releases and SEC filings

NRG has reason to be concerned about both Exelon's ability to close and capture value from a major acquisition

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III. Strategic Rationale- Reliant Retail - A Natural Strategic Fit for NRG Complements NRG's merchant generation position with a leading retail franchise business with an enduring brand name and outstanding customer operations Optimizes business model through matching of strengths of each business profile, including NRG's risk management and commercial core competencies Increases collateral-efficient contracting options for NRG's Texas generation assets Accretes immediately to cash flows and EBITDA, excluding one-time integration and closing costs Optimizes NRG's commercial and risk management of its wholesale generation business in Texas Leading provider of electricity and energy services in ERCOT Highest ranking in overall residential customer satisfaction among 3 largest retailers Lowest in PUCT complaints Serves two groups of customers totaling nearly 1.8 million customers Mass: 2nd largest in Texas with ~28% market share - 1.69 million customers C&I: largest in Texas over 35 TWh annual sales Business Overview Business Benefits

Multiples III. Strategic Rationale- Reliant Retail: Financial Benefits to NRG Purchase price $288 Average working capital 100 Total $388 EBITDA run rate $150 - $200 Free cash flow run rate(1) $ 60 - $110 EV / EBITDA multiple 1.9x - 2.6x Free cash flow yield 15% - 28% Immediately accretive to ongoing EBITDA and cash flow Purchase Price Run Rate (1) Includes ML sleeve fees In millions In millions

IV. Process- Proxy "If I want to own EXC, I can go out and buy it. I don't need to swap my NRG stock at a low price to get it." -- Solus Alternative Asset Management

IV. Process-NRG Board's Review and Response Board evaluated both on initial offer launch and tender coupled with periodic updates to account for changes in macro economic drivers and underlying commodity prices and continues to arrive at same answer: Price is Inadequate Discounted cash flow valuation with and without impact of CO2 regulation Public comparables multiple based valuation with and without impact of impact of CO2 regulation Sensitivity of relative valuations to changes in various underlying drivers including commodity prices Sum-of-the-Parts valuation based on replacement cost of assets Trading history of stock prices Board Process and Review Measure of Relative Contribution 2008 - 2014E Net Income 2008 - 2014E EBITDA 2008 - 2014E Recurring Free Cash Flow Discounted Cash Flow Thorough review of the EXC offer with the assistance of outside advisors Financial Legal Regulatory Detailed public disclosure about the conclusion of review Financial aspects / Inadequacy Risks of the offer Willingness to transact with EXC at an appropriate value NRG stand-alone prospects, especially in light of macro economic environment Valuation Measures

We believe that the four Class III directors up for re-election this year are more qualified than EXC's proposed slate in terms of industry experience, knowledge of NRG, and in the depth and breadth of their power industry skill sets and expertise IV. Process - NRG Corporate Governance - Ensuring Continuity of Oversight The NRG Board - 13 H. Cosgrove - Chair1 D. Crane - CEO L. Coben S. Cropper H. Tate T. Weidemeyer J. Chlebowski1 W. Young A. Schaumburg1 P. Hobby W. Hantke1 K. McGinty K. Caldwell W. Hantke - Chair A. Schaumburg W. Young Audit L. Coben - Chair S. Cropper K. McGinty T. Weidemeyer K. Caldwell Governance & Nominating A. Schaumburg - Chair J. Chlebowski L. Coben Finance T. Weidemeyer - Chair J. Chlebowski K. Caldwell W. Young Compensation P. Hobby - Chair W. Hantke S. Cropper Commercial Operations Oversight H. Tate - Chair All Nuclear Oversight 1 Class III Directors up for re-election

Continued willingness to engage EXC Communicated willingness to transact with EXC at an appropriate value Engaged with stockholders to understand their value expectations Provided clear guidance to EXC regarding our concerns about their offer IV. Process- NRG vs EXC Developments since Offer Launch Continued evaluation/execution of stockholder value-enhancing opportunities Value accretive acquisitions (Reliant Retail) Value accretive monetizations (MIBRAG/NINA process) Significant revision in its earnings/cash flow forecast Surprised investors with reduced earnings outlook Change in nuclear development strategy No articulated growth initiative Indefinitely postponed share buyback NRG Actions EXC Actions Exelon's offer is even more inadequate today then it was at launch Value Strategy Process No effort to engage in constructive dialogue with NRG Clear indication of a de minimus bump but only upon completion of due diligence No progress in addressing NRG's concerns regarding deal risks Significant drop in stock price since October 17 Focus on NRG intrinsic growth and operational excellence Posted record performance for 2008 eSolar/NINA/other internal growth initiatives Reaffirmed 2009 guidance Maintained attractive liquidity/cash position

IV. Process- NRG Stock Price Performance vs. Peers and Indices Relative Price Performance1 Exelon has not made a compelling case that a Board change is warranted, particularly with NRG's execution and 5-year track record of performance 1) Data includes trading period from 12/2/2003 through 4/17/2009; 2) 5 year average reflects period 12/2/2003 through 10/17/2008 (last trading day prior to EXC's unsolicited offer); 3) Hybrid average includes EXC, PEG, CEG, ETR, FPL, PPL, AYE; 4) Merchant average includes RRI, MIR, DYN, CPN (Note: CPN began trading 1/16/08; and MIR began trading 1/11/06)

IV. Process- Key Takeaways Exelon's offer is underwhelming from a price, strategic rationale and transaction risks perspective NRG believes in industry consolidation and is a willing buyer or seller at adequate value Exelon's offer is at a discount, not a premium, to NRG's fundamental value, and is highly dilutive to NRG stockholders on a cash basis Transaction contains financing, regulatory and implementation risks for which NRG stockholders are not compensated Exelon has not presented a compelling strategic rationale for combining the two companies Benefits to Exelon greatly outweigh the benefits to NRG Fundamental drivers in place for NRG to continue to maximize stockholder value without Exelon No compelling rationale to alter NRG's Board but to advance acquisition

Appendix

NRG's Unique Collateral Structure A "bigger balance sheet" and "higher credit rating" do not necessarily translate into reduced risk or value accretion for NRG stockholders NRG Lien Program (1) Available baseload under the Lien Program represents 80% of total baseload capacity for first rolling 60 months and 60% for the next 12 months Note: As of 1/29/09 Total 119 TWhs of hedging capacity available 2009-2013 under the Lien Program(1) Available Baseload Hedged under Lien Program Available Baseload Hedged under Lien Program MW's 4,993 4,643 3,838 2,196 832 6,746 6,746 6,767 6,961 6,831 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2009 2010 2011 2012 2013 33% 12% 57% 68% 72% Curtails need for cash collateral of forward contracts Designed with volumetric limits, not financial caps Significant source of "liquidity" beyond financial services Helps support growth even during economic downturns Not credit line dependent No rating agency risk Exelon does not have a 1st Lien collateral structure

Review of EXC Proxy Events/Process September 30, 2008: Following an initial value indication by EXC for a transaction with NRG, NRG and EXC Management meet. EXC indicates its 4 day earlier indication of price is no longer valid given the "deterioration" in EXC's stock price. Both companies agree to stay in touch should the market improve. October 19, 2008: EXC publicly launches unsolicited bid for NRG at 0.485 exchange ratio, well below EXC's prior indications. November 10, 2008: NRG Board unanimously rejects EXC's offer stating that the offer materially undervalues NRG, and is highly conditional and contains significant transaction risks. January 19, 2009: NRG and EXC management meet for a second time to ascertain if an adequate offer is feasible; EXC indicates no plan to increase its offer, other than an insignificant bump in price. Also during this meeting, NRG states it is engaging in market discovery to determine the greatest value option available for NRG stockholders. February & March 2009: NRG continues to execute on its business objectives of driving incremental stockholder value accretive transactions including: • eSolar acquisition agreement announced February 23, 2009 • MIBRAG sale agreement announced February 25, 2009 • Reliant's Texas retail acquisition announced March 2, 2009 March 17, 2009: EXC files preliminary proxy with nominees & Board expansion plan. March 17, 2009: NRG files Williams Act(1) lawsuit against Exelon March 24, 2009: NRG announces that Pastor Kirbyjon H. Caldwell is appointed to its Board. March 26, 2009: NRG issues letter to EXC requesting that EXC withdraw Board expansion proposal to 19 members due to risk of trigger on $8B of debt which would have serious negative consequences for NRG and all of its stockholders. April 2, 2009: NRG files preliminary proxy statement asking stockholders to re-elect NRG's four highly qualified Class III nominees: Howard E. Cosgrove, Chairman of the Board John F. Chlebowski, Former Chair of the Audit Committee, Compensation Committee, Finance Committee William E. Hantke, Chair of the Audit Committee, Commercial Operations Oversight Committee Anne C. Schaumburg, Chair of the Finance Committee, Audit Committee EXC has been unwilling to offer a adequate price; the proxy process is the means by which EXC hopes to force an acquisition of NRG (1) Federal injunctive claim to obtain corrective disclosure based on the argument that Exelon's public statements regarding its intention to consummate the exchange offer are false and misleading because Exelon has no intention of acquiring any tendered shares or doing a non-consensual deal

Board of Directors Biographies Howard E. Cosgrove Chairman of the Board Mr. Cosgrove has been a director and Chairman of the Board of NRG Energy since December 2003. He was Chairman and Chief Executive Officer of Conectiv and its predecessor Delmarva Power and Light from December 1992 to August 2002 where he oversaw the sale of Conectiv to Potomac Electric Power Company (Pepco). Prior to December 1992, Mr. Cosgrove held various positions with Delmarva Power and Light, including Chief Operating Officer and Chief Financial Officer. Mr. Cosgrove serves as Chairman of the Board of Trustees at the University of Delaware. Pastor Kirbyjon H. Caldwell Pastor Kirbyjon H. Caldwell has been director of NRG Energy since March 2009. He was a former director of Reliant Energy, Inc. from August 2003 to March 2009, and is a valued Texas community leader and social entrepreneur. Since 1982, he has served as Senior Pastor at the 15,000-member Windsor Village United Methodist Church in Houston. He currently serves on the Board of Directors of numerous corporate, educational, healthcare and community development organizations including Continental Airlines, Inc., Southern Methodist University and Baylor College of Medicine. Pastor Caldwell also is a Limited Partner in the Houston Texans. John F. Chlebowski Jr. Mr. Chlebowski has been a director of NRG since December 2003. Mr. Chlebowski served as the President and Chief Executive Officer of Lakeshore Operating Partners, LLC, a bulk liquid distribution firm, from March 2000 until his retirement in December 2004. From July 1999 until March 2000, Mr. Chlebowski was a senior executive and cofounder of Lakeshore Liquids Operating Partners, LLC, a private venture firm in the bulk liquid distribution and logistics business, and from January 1998 until July 1999, he was a private investor and consultant in bulk liquid distribution. Prior to that, he was employed by GATX Terminals Corporation, a subsidiary of GATX Corporation, as President and Chief Executive Officer from 1994 until 1997. Mr. Chlebowski is a director of First Midwest Bancorp, Inc. Mr. Chlebowski also served as a director of Laidlaw International, Inc., Phosphate Resource Partners Limited Partnership, and SpectraSite, Inc., where he oversaw the successful sale of each company. Lawrence S. Coben Chair, Governance and Nominating Committee Mr. Coben has been a director of NRG Energy since December 2003. He is Chairman and CEO of Tremisis Energy Acquisition Corporation II. From January 2001 to January 2004, he was a Senior Principal of Sunrise Capital Partners L.P., a private equity firm. From 1997 to 2001, Mr. Coben was an independent consultant. From 1994 to 1996, Mr. Coben was Chief Executive Officer of Bolivian Power Company. Mr. Coben is also a director of SAESA Group. David W. Crane President and Chief Executive Officer Mr. Crane has served as the President, Chief Executive Officer and a director of NRG since December 2003. Prior to joining NRG, Mr. Crane served as Chief Executive Officer of International Power plc, a UK-domiciled wholesale power generation company, from January 2003 to November 2003, and as Chief Operating Officer from March 2000 through December 2002. Mr. Crane was Senior Vice President - Global Power New York at Lehman Brothers Inc., an investment banking firm, from January 1999 to February 2000, and was Senior Vice President - Global Power Group, Asia (Hong Kong) at Lehman Brothers from June 1996 to January 1999. Mr. Crane holds a Bachelor of Arts degree from Princeton University's Woodrow Wilson School of Public and International Affairs and a Juris Doctor degree from Harvard Law School. Stephen L. Cropper Mr. Cropper has been a director of NRG Energy since December 2003. Mr. Cropper spent 25 years with The Williams Companies, an energy company, before retiring in 1998, as President and Chief Executive Officer of Williams Energy Services. He is a director of Berry Petroleum Company, Sun Logistics Partners L.P., Rental Car Finance Corporation, a subsidiary of Dollar Thrifty Automotive Group, Wawa Inc. and Quick Trip Corporation. William E. Hantke Chair, Audit Committee Mr. Hantke was appointed a director of NRG, effective March 8, 2006. Mr. Hantke served as Executive Vice President and Chief Financial Officer of Premcor, Inc., a refining company, from 2002 through 2005 and was a member of senior management during the sale of Premcor to Valero Energy Corporation. He was with the refining and marketing company, Tosco Corporation, from 1993 through 2001, serving as Corporate Vice President of Development and earlier, as Corporate Controller and Chief Financial Officer and was a member of senior management during the sale of Tosco to Phillips Petroleum. Prior to Tosco, Hantke was Senior Manager, Mergers and Acquisitions for Coopers and Lybrand and spent 13 years in various senior management positions with AMAX. He is a graduate of the Fordham University.

Paul W. Hobby Chair, Commercial Operations Oversight Committee Mr. Hobby was appointed as a director of NRG, effective March 8, 2006. Mr. Hobby is founding Chairman of Genesis Park, L.P., a Houston-based private equity business specializing in technology and communications investments. In that capacity, he serves as the CEO of Alpheus Communications, Inc, a Texas wholesale telecommunications provider, and as Former Chairman of CapRock Services, Inc., the largest provider of satellite services to the global energy business. He serves on the board of Stewart Information Services, Inc. (Stewart Title). Hobby also served as Texas Lieutenant Governor Bullock's Chief of Staff and as an Assistant United States Attorney from 1989 to 1992. Mr. Hobby also served on the Boards of EGL Inc., Amegy Bancorporation, Inc., and Texas Genco LLC, where he oversaw the successful sale of each company. He is a graduate of the University of Virginia and the University of Texas School of Law. Kathleen McGinty Ms. McGinty has been a director of NRG Energy since October 2008. Most recently, Ms. McGinty served as Secretary of the Pennsylvania Department of Environmental Protection (DEP), a position she held from 2003 until July 2008. Before joining the DEP, Ms. McGinty spent six years in the Clinton White House, where she was chair of the White House Council on Environmental Quality and earlier served as a senior environmental advisor to Vice President Al Gore. She currently serves as Secretary of the Board of Trustees at Saint Joseph's University in Pennsylvania and is the former Chair of the Pennsylvania Energy Development Authority. McGinty is also a founding partner of Peregrine Technology Partners, LLC, a firm focused on commercialization of resource efficient technologies and partner of Element partners, an investor in the clean technology sector. Anne C. Schaumburg Chair, Finance Committee Ms. Schaumburg was appointed a director of NRG, effective April 1, 2005. From 1984 until her retirement in 2002, she was at Credit Suisse First Boston in the Global Energy Group, where she last served as Managing Director. From 1979 to 1984, she was in the Utilities Group at Dean Witter Financial Services Group, where she last served as Managing Director. From 1971 to 1978, she was at The First Boston Corporation in the Public Utilities Group. Herbert H. Tate Chair, Nuclear Oversight Subcommittee Mr. Tate has been a director of NRG Energy since December 2003. Mr. Tate joined NiSource, Inc. as Corporate Vice President, Regulatory Strategy in July 2004. He was Of Counsel of Wolff & Samson P.C., a law firm, since September 2002 to July 2004. Mr. Tate was Research Professor of Energy Policy Studies at the New Jersey Institute of Technology from April 2001 to September 2002 and President of New Jersey Board of Public Utilities from 1994 to March 2001. Mr. Tate is also a director of IDT Capital and IDT Spectrum. Previously, Mr. Tate was a member of the Board of Directors for Central Vermont Public Service from April 2001 to June 2004, where he was a member of the Audit Committee. Tate also served as a former Assistant Administrator for Enforcement at the United States Environmental Protection Agency and as director of the Environmental Law Institute. Thomas H. Weidemeyer Chair, Compensation Committee Mr. Weidemeyer has been a director of NRG Energy since December 2003. Until his retirement in December 2003, Mr. Weidemeyer served as Director, Senior Vice President and Chief Operating Officer of United Parcel Service, Inc., the world's largest transportation company and President of UPS Airlines. Mr. Weidemeyer became Manager of the Americas International Operation in 1989, and in that capacity directed the development of the UPS delivery network throughout Central and South America. In 1990, Mr. Weidemeyer became Vice President and Airline Manager of UPS Airlines and in 1994 was elected its President and Chief Operating Officer. Mr. Weidemeyer became Senior Vice President and a member of the Management Committee of United Parcel Service, Inc. that same year, and he became Chief Operating Officer in 2001. Mr. Weidemeyer also serves as a director of Goodyear Tire & Rubber Co., Waste Management, Inc. and Amsted Industries Incorporated. Walter R. Young Mr. Young has been a director of NRG Energy since December 2003. Mr. Young was Chairman, Chief Executive Officer and President of Champion Enterprises, Inc., an assembler and manufacturer of manufactured homes, from May 1990 to June 2003, where he oversaw the sale of certain Champion businesses. Mr. Young has held senior management positions with The Henley Group, The Budd Company and BFGoodrich and has been actively involved in variety of business acquisitions and dispositions throughout his career. Board of Directors Biographies Continued...